Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended December 31, 2022, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Key financial performance indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, comparable store sales, gross profit and gross margin, selling, general, and administrative expenses (“SG&A expenses”), and operating income.

Revenue

Our revenue is derived primarily from sales of bakery and other products under the operating entities’ “George●Chanson,” “Patisserie Chanson,” and “Chanson” brand names. As of the date of this report, the operating entities manage and operate 39 stores in the PRC (the “PRC Stores”) and four stores in the U.S.  (the “U.S. Stores”). The PRC Stores and the U.S. Stores experienced stable growth prior to the COVID-19 pandemic, resulting from their focus on supporting their best-selling items and the introduction of new products. Our revenue is periodically influenced by the efficiency of sales promotions and the introduction and discontinuance of sales and promotion incentives. Growth of our revenue is primarily driven by expansion of the operating entities’ store base in existing and new markets as well as comparable store sales growth, described below under “Comparable Store Sales.” Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotion, and spending habits of the operating entities’ customers. The product offerings of the PRC Stores and the U.S. Stores across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from their existing customers.

Comparable Store Sales

Comparable store sales measure the performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales are important points of analysis for the operating entities, as comparable store sales can be helpful to them in making future decisions regarding existing stores and new locations. The operating entities often drill down into comparable store sales figures to determine the exact cause of changes in revenue. The operating entities also use comparable store sales to evaluate current and likely future performance and as a measure of revenue growth to evaluate how established stores have performed over time compared to new stores.

For simplicity, our comparable store sales consist of revenue from the operating entities’ stores only after they have had two full years of operations, which is when we believe comparability is achieved. Our comparable store definition includes stores that have been remodeled, expanded, or relocated in their existing location or respective geographic areas, but excludes stores that have been closed for an extended period or are planned to be closed or disposed of. Comparable store sales figures are presented as a percentage that indicates the relative amount of revenue increase or decrease, excluding the impact of foreign currency translation.

Opening new stores is a primary component of our growth strategy and, as the operating entities continue to execute on their growth strategy, we expect a significant portion of their revenue growth will be attributable to revenue from new stores. Accordingly, comparable store sales are one of the measures the operating entities use to assess the success of their growth strategy.

A variety of factors affect our comparable store sales, including, among others, consumer trends, competition, current economic conditions, pricing, inflation, changes in the operating entities’ product mix, the success of their marketing programs, and the COVID-19 pandemic. During the six months ended June 30, 2023, the comparable store sales in China (excluding the impact of foreign currency translation) increased by 7.7%, as the PRC Stores have gradually recovered from the COVID-19 pandemic. During the six months ended June 30, 2023, the comparable store sales in the U.S. decreased by 17.0%, as Chanson 23rd Street adjusted and upgraded its menus and customers were adjusting to our new products. The decrease was also due to increased competition from rivals operating in the same area.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of labor costs, costs of ingredients used to prepare the operating entities’ bakery products, inventory write-off due to discarded bakery products, packaging costs, freight charges, utility costs, rent expenses of manufacturing space, depreciation of production equipment, and other overhead costs. Ingredients costs account for the largest portion of our cost of revenue. Supplies and prices of the operating entities’ various ingredients can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, political environment, and economic conditions. An increase in the price of any ingredients used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs, which would have an adverse effect on their operating results and profitability. In order to negotiate more favorable prices on ingredients, the operating entities have been and will continue to be directly involved in sourcing ingredients from qualified suppliers and try to lock in ingredient prices for typically six to 12 months through non-cancelable purchase commitments, when they expect the price to increase. Over the past years, the operating entities have invested significant time and energy to achieve cost reduction and productivity improvement in their supply chain. The operating entities have focused on reducing ingredient and packaging costs through increased volume buying, direct purchasing, and price negotiations, as well as strengthening inventory management from raw materials to finished goods to reduce the spoilage and wastage. On the other hand, labor is a primary component in the cost of operating the operating entities’ business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact the operating entities’ operating expenses. In addition, the operating entities’ success depends on their ability to attract, motivate, and retain qualified employees, including store managers and staff, to keep pace with their growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether the operating entities are selling their products at an appropriate gross profit. Our gross margin is impacted by the operating entities’ product mix and availability, as some products provide higher gross margins, and by their merchandise costs, which may vary. Gross margin is also impacted by prices of the operating entities’ products. The operating entities typically evaluate the profitability of their products annually or semi-annually. The operating entities consider many factors such as cost of revenue fluctuations and competitive pricing strategies. The operating entities have historically been able to replace less profitable products with similar new products, and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs. In addition, the operating entities have a dedicated and highly-experienced product development team that constantly creates brand new products that reflect market trends and are attractive to customers.

SG&A Expenses

Our SG&A expenses are comprised of both store-related expenses and corporate expenses. Store-related expenses include payroll and employee benefit expenses and sales commissions paid to sales personnel, store rent, occupancy and maintenance costs, the cost of opening new stores, and marketing and advertising expenses. Corporate expenses include payroll and benefits for corporate and field support, legal, professional, and other consulting fees, travel expenses, and other facility related costs, such as rent and depreciation.

SG&A expenses generally increase as the operating entities grow their store base and invest in corporate infrastructure. The operating entities have made significant investments in talent retention and storefront upgrades over the past years which have resulted in higher SG&A expenses. Our SG&A expenses are expected to continue increasing in the future as the operating entities invest to open new stores, launch new products, increase brand awareness, attract new customers, and increase their market penetration. To support their growth, the operating entities will continue to increase headcount, particularly in the sales and marketing departments. This increase in headcount will drive higher payroll and employee-related expenses. Our operating entities also continue to invest in product innovation and promote sales growth. We expect our SG&A expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and SG&A expenses. Operating income excludes interest income (expenses), other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Six Months Ended June 30, 2023 and 2022

The following table summarizes the results of our operations during the six months ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the six months ended June 30,		Variance
	2023	2022	Amount	%
Revenue	$8,811,287	$8,543,803	$267,484	3.1%
Cost of revenue	4,478,716	4,396,715	82,001	1.9%
Gross profit	4,332,571	4,147,088	185,483	4.5%

OPERATING EXPENSES
Selling expenses	2,444,292	2,195,394	248,898	11.3%
General and administrative expenses	1,774,419	1,887,285	(112,866)	(6.0)%
Total operating expenses	4,218,711	4,082,679	136,032	3.3%

INCOME FROM OPERATIONS	113,860	64,409	49,451	76.8%

OTHER INCOME (EXPENSES)
Interest income (expense), net	14,007	(37,186)	51,193	137.7%
Other income (expense), net	(11,843)	197,268	(209,111)	(106.0)%
Income from long term debt investment	171,616	-	171,616	100.0%
Total other income, net	173,780	160,082	13,698	8.6%

INCOME BEFORE INCOME TAX PROVISION	287,640	224,491	63,149	28.1%

INCOME TAX PROVISION	2,880	3,698	(818)	(22.1)%

NET INCOME	$284,760	$220,793	$63,967	29.0%

Revenue

We generate revenue primarily from bakery products and other products sold in China and the U.S. In the PRC Stores, bakery products consist of packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries, and other products consist of seasonal products (mooncakes and zongzi) and beverage products. In the U.S. Stores, bakery products consist of cakes, bread, sweets, birthday cakes, and pastries, and other products consist of eat-in menu items (sandwiches, salads, toasts, croissants, soups, and desserts) and beverage products.

Our total revenue increased by $267,484, or 3.1%, from $8,543,803 for the six months ended June 30, 2022 to $8,811,287 for the six months ended June 30, 2023. The increase in our revenue was due to increased revenue from the PRC Stores, which was partially offset by the slightly decreased revenue from the U.S. Stores, as discussed in greater details below.

The following table sets forth the breakdown of our revenue for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended June 30,				Variance
	2023	%	2022	%	Amount	%
China
Bakery products	$6,386,294	72.4%	$6,295,104	73.7%	$91,190	1.4%
Other products	624,878	7.1%	416,405	4.9%	208,473	50.1%
Subtotal: revenue from China	7,011,172	79.5%	6,711,509	78.6%	299,663	4.5%

United States
Bakery products	234,783	2.7%	332,870	3.9%	(98,087)	(29.5)%
Beverage products	1,002,252	11.4%	993,504	11.6%	8,748	0.9%
Eat-in services	563,080	6.4%	505,920	5.9%	57,160	11.3%
Subtotal: revenue from the United States	1,800,115	20.5%	1,832,294	21.4%	(32,179)	(1.8)%

Total Revenue	$8,811,287	100.0%	$8,543,803	100.0%	$267,484	3.1%

China

The PRC Stores accounted for 79.5% and 78.6% of our total revenue for the six months ended June 30, 2023 and 2022, respectively. Revenue from the PRC Stores increased by $299,663, or 4.5%, from $6,711,509 for the six months ended June 30, 2022 to $7,011,172 for the six months ended June 30, 2023. The increase was mainly due to the increased revenue from other products, as discussed below.

Revenue from bakery products remained relatively stable with a slight increase by $91,190, or 1.4%, from $6,295,104 for the six months ended June 30, 2022 to $6,386,294 for the six months ended June 30, 2023. Our revenue from bakery products (excluding the impact of foreign currency translation) increased by 11.8% for the six months ended June 30, 2023 as compared to the same period of last year. The increase was mainly because the PRC Stores’ business operations recovered from the COVID-19 pandemic during the six months ended June 30, 2023. In early December 2022, China announced a nationwide loosening of its zero-COVID policy and experienced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 has appeared to be under control since January 2023. During the six months ended June 30, 2023, the PRC Stores’ business operations have gradually recovered and the revenue from bakery products increased. The increase was partially offset by the appreciation of the US dollars against RMB. The average translation rate for the six months ended June 30, 2023 and 2022 was at $1=RMB6.9263 and $1=RMB6.4791, respectively, representing an increase of 6.9%.

Revenue from other products increased by $208,473, or 50.1%, from $416,405 for the six months ended June 30, 2022 to $624,878 for the six months ended June 30, 2023. The increase was due to increased revenue from seasonal products and beverage products. Revenue from seasonal products increased by $71,333, or 19.6%, from $364,671 for the six months ended June 30, 2022 to $436,004 for the six months ended June 30, 2023. The increase was mainly due to increased customer orders of seasonal products, which was attributable to (i) the introduction of new products, such as the popular new zongzi products during the Chinese Dragon Boat Festival, and (ii) the upgraded packaging for seasonal products, which were more appealing to the customers. Revenue from beverage products significantly increased by $137,140, or 265.1%, from $51,734 for the six months ended June 30, 2022 to $188,874 for the six months ended June 30, 2023. The increase was due to the increased revenue from freshly brewed coffee products, as the PRC Stores are focusing on developing the business of coffee beverages. As of June 30, 2023, three coffee bakery stores were opened, including one store opened in June 2022 and two stores opened in the six months ended June 30, 2023.

United States

Revenue from the U.S. Stores decreased by $32,179, or 1.8%, from $1,832,294 for the six months ended June 30, 2022 to $1,800,115 for the six months ended June 30, 2023. The decrease was due to decreased revenue from bakery products, which was partially offset by the increased revenue from beverage products and eat-in services as discussed below.

Revenue from bakery products decreased by $98,087, or 29.5%, from $332,870 for the six months ended June 30, 2022 to $234,783 for the six months ended June 30, 2023. The decrease was primarily due to increased competition from rivals operating in the same area. As some famous bakery brands opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 23rd Street and Chanson Greenwich were affected. The decrease in revenue from bakery products was partially offset by the increased revenue from bakery products of approximately $24,000, generated by Chanson 3rd Ave, the new store opened in March 2023.

Revenue from beverage products remained relatively stable with a slight increase by $8,748, or 0.9%, from $993,504 for the six months ended June 30, 2022 to $1,002,252 for the six months ended June 30, 2023. After the cocktail bars of the U.S. Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. But the growth of our revenue from beverage products was limited by the store space as the U.S. Stores have already operated the cocktail bars at full capacity. Therefore, our revenue from beverage products only increased slightly for the six months ended June 30, 2023.

Revenue from eat-in services increased by $57,160, or 11.3%, from $505,920 for the six months ended June 30, 2022 to $563,080 for the six months ended June 30, 2023. The increase was mainly due to the increased revenue from eat-in services of approximately $92,000 generated by the Chanson Greenwich opened in December 2021. Chanson Greenwich has been focusing on increasing brand awareness, improving the quality of customer services and enhancing in-store customer experience. As a result, Chanson Greenwich attracted more customers and its revenue from eat-in services increased in the six months ended June 30, 2023. The increase was partially offset by the decreased revenue of approximately $38,300 from Chanson 23rd Street. Chanson 23rd Street adjusted its menu items, and customers were adjusting to the new products. Accordingly, Chanson 23rd Street’s revenue from eat-in services decreased in the six months ended June 30, 2023 compared to the same period of last year.

Cost of Revenue

Our cost of revenue consists of food ingredient costs, packaging costs, workforce related costs, overhead costs such as store rental and utilities for food production and processing, depreciation, and amortization. Our overall cost of revenue remained relatively stable with a slight increase by $82,001, or 1.9%, from $4,396,715 for the six months ended June 30, 2022 to $4,478,716 for the six months ended June 30, 2023. The slight increase in our cost of revenue was due to increased cost of revenue from both the stores in China and the U.S., as discussed in greater details below.

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended June 30,				Variance
	2023	%	2022	%	Amount	%
China
Bakery products	$3,209,942	71.7%	$3,243,658	73.9%	$(33,716)	(1.0)%
Other products	251,922	5.6%	150,656	3.4%	101,266	67.2%
Subtotal: cost of revenue from China	3,461,864	77.3%	3,394,314	77.3%	67,550	2.0%

United States
Bakery products	155,689	3.5%	204,208	4.6%	(48,519)	(23.8)%
Beverage products	564,686	12.6%	568,430	12.9%	(3,744)	(0.7)%
Eat-in services	296,477	6.6%	229,763	5.2%	66,714	29.0%
Subtotal: cost of revenue from the United States	1,016,852	22.7%	1,002,401	22.7%	14,451	1.4%

Total Cost of Revenue	$4,478,716	100.0%	$4,396,715	100.0%	$82,001	1.9%

China

Cost of revenue from the PRC Stores remained relatively stable with a slight increase by $67,550, or 2.0%, from $3,394,314 for the six months ended June 30, 2022 to $3,461,864 for the six months ended June 30, 2023. The slight increase was primarily due to the increased cost of revenue of other products, as discussed below.

Cost of revenue from sales of bakery products remained relatively stable with a slight decrease by $33,716, or 1.0%, from $3,243,658 for the six months ended June 30, 2022 to $3,209,942 for the six months ended June 30, 2023. Our cost of revenue from bakery products (excluding the impact of foreign currency translation) increased by 5.8% for the six months ended June 30, 2023 as compared to the same period of last year. The increase was partially offset by the appreciation of the US dollars against RMB as mentioned above. The percentage of increase in cost of revenue (excluding the impact of foreign currency translation) was less than that in revenue during the same period, due to less spoilage and wastage of inventory incurred in the six months ended June 30, 2023, as discussed in “—Gross Profit and Gross Margin” below in more details.

Cost of revenue from other products increased by $101,266, or 67.2%, from $150,656 for the six months ended June 30, 2022 to $251,922 for the six months ended June 30, 2023. The cost of revenue from seasonal products increased by $42,458, or 35.5%, from $119,699 for the six months ended June 30, 2022 to $162,157 for the six months ended June 30, 2023 due to the increase in sales of seasonal products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to more price discounts given to customers of the PRC Stores and the increased packaging cost as a result of updated packaging of seasonal products, as discussed in “—Gross Profit and Gross Margin” below in more details. The cost of revenue from beverage products increased by $58,808, or 190.0%, from $30,957 for the six months ended June 30, 2022 to $89,765 for the six months ended June 30, 2023 due to the increase in sales of coffee products. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to the higher gross margin of coffee products, as discussed in “—Gross Profit and Gross Margin” below in more details.

United States

Cost of revenue from the U.S. Stores remained relatively stable with a slight increase by $14,451, or 1.4%, from $1,002,401 for the six months ended June 30, 2022 to $1,016,852 for the six months ended June 30, 2023. The slight increase was due to the increased cost of revenue from eat-in services, which was partially offset by the decreased cost of revenue from bakery products and beverage products as discussed below.

Cost of revenue from sales of bakery products decreased by $48,519, or 23.8%, from $204,208 for the six months ended June 30, 2022 to $155,689 for the six months ended June 30, 2023, primarily due to the decrease in revenue from bakery products in the U.S. Stores. The percentage of decrease in cost of revenue was less than that in revenue during the same period, which was attributable to the higher spoilage and wastage of inventory, as discussed in “—Gross Profit and Gross Margin” below in more details.

Cost of revenue from sales of beverage products remained relatively stable with a slight decrease by $3,744, or 0.7%, from $568,430 for the six months ended June 30, 2022 to $564,686 for the six months ended June 30, 2023, which was in line with the relatively stable revenue from beverage products in the U.S. Stores.

The cost of revenue from eat-in services increased by $66,714, or 29.0%, from $229,763 for the six months ended June 30, 2022 to $296,477 for the six months ended June 30, 2023, due to the increase in sales of eat-in services from the U.S. Stores. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to the increased spoilage and wastage of inventory, as discussed in “—Gross Profit and Gross Margin” below in more details.

Gross Profit and Gross Margin

Our gross profit increased by $185,483, or 4.5%, from $4,147,088 for the six months ended June 30, 2022 to $4,332,571 for the six months ended June 30, 2023. The increase was mainly attributable to the overall increase in revenue. Our gross margin increased slightly by 0.7 percentage points from 48.5% for the six months ended June 30, 2022 to 49.2% for the six months ended June 30, 2023.

The following table sets forth the breakdown of our gross profit for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended June 30,				Variance
	2023	Margin %	2022	Margin %	Amount	%
China
Bakery products	$3,176,352	49.7%	$3,051,446	48.5%	$124,906	4.1%
Other products	372,956	59.7%	265,749	63.8%	107,207	40.3%
Subtotal: gross margin and margin % from China	3,549,308	50.6%	3,317,195	49.4%	232,113	7.0%

United States
Bakery products	79,094	33.7%	128,662	38.7%	(49,568)	(38.5)%
Beverage products	437,566	43.7%	425,074	42.8%	12,492	2.9%
Eat-in services	266,603	47.3%	276,157	54.6%	(9,554)	(3.5)%
Subtotal: gross margin and margin % from the United States	783,263	43.5%	829,893	45.3%	(46,630)	(5.6)%

Total Gross Margin and Margin %	$4,332,571	49.2%	$4,147,088	48.5%	$185,483	4.5%

China

Gross profit from the PRC Stores increased by $232,113, or 7.0%, from $3,317,195 for the six months ended June 30, 2022 to $3,549,308 for the six months ended June 30, 2023. The increase was mainly attributable to the overall increase in sales. The gross margin increased by 1.2 percentage points from 49.4% for the six months ended June 30, 2022 to 50.6% for the six months ended June 30, 2023.

The gross profit of bakery products increased by $124,906, or 4.1%, from $3,051,446 for the six months ended June 30, 2022 to $3,176,352 for the six months ended June 30, 2023, and the gross margin of bakery products increased by 1.2 percentage points from 48.5% for the six months ended June 30, 2022 to 49.7% for the six months ended June 30, 2023. During the six months ended June 30, 2022, the PRC Stores experienced temporary closures in compliance with the COVID-19 regional lockdowns and the difficulty in estimating customer demand, which resulted in spoilage and wastage of excess bakery products, fresh ingredients, and ingredients with shorter storage life. During the six months ended June 30, 2023, the PRC Stores gradually returned to normal operation, and less spoilage and wastage of inventory was incurred.

The gross profit of other products increased by $107,207, or 40.3%, from $265,749 for the six months ended June 30, 2022 to $372,956 for the six months ended June 30, 2023, and the gross margin decreased by 4.1 percentage points from 63.8% for the six months ended June 30, 2022 to 59.7% for the six months ended June 30, 2023. The decrease in gross margin was mainly due to a decrease in gross margin of seasonal products by 4.4 percentage points from 67.2% for the six months ended June 30, 2022 to 62.8% for the six months ended June 30, 2023. The decrease in gross margin of seasonal products was mainly due to (i) the sales promotions and price discounts granted to customers as the PRC Stores tried to attract more customers, and (ii) the increased packaging cost as a result of the updated packaging of seasonal products. The decrease in gross margin was partially offset by an increase in gross margin of beverage products by 12.3 percentage points from 40.2% for the six months ended June 30, 2022 to 52.5% for the six months ended June 30, 2023. The increase in gross margin of beverage products was primarily due to a decrease in spoilage and wastage of raw materials during the six months ended June 30, 2023, as the staff at the PRC stores have become more experienced in preparing coffee products since the launch of the coffee business in the six months ended June 30, 2022.

United States

Gross profit from the U.S. Stores decreased by $46,630, or 5.6%, from $829,893 for the six months ended June 30, 2022 to $783,263 for the six months ended June 30, 2023. The decrease was mainly attributable to the overall decrease in revenue. The gross margin decreased by 1.8 percentage points from 45.3% for the six months ended June 30, 2022 to 43.5% for the six months ended June 30, 2023.

The gross profit of bakery products decreased by $49,568, or 38.5%, from $128,662 for the six months ended June 30, 2022 to $79,094 for the six months ended June 30, 2023, and the gross margin of bakery products decreased by 5.0 percentage points, from 38.7% for the six months ended June 30, 2022 to 33.7% for the six months ended June 30, 2023. Some famous bakery brands opened new stores in New York City and customers have more options to choose from based on their personal preferences. As a result of the increased competition from rivals operating in the same area, customer demand was harder to estimate and higher spoilage of inventory, excess raw materials and bakery products with short storage life was incurred.

The gross profit of beverage products slightly increased by $12,492, or 2.9%, from $425,074 for the six months ended June 30, 2022 to $437,566 for the six months ended June 30, 2023, and the gross margin of beverage products remained relatively stable with a slight increase of 0.9 percentage points, from 42.8% for the six months ended June 30, 2022 to 43.7% for the six months ended June 30, 2023.

The gross profit of eat-in services decreased by $9,554, or 3.5%, from $276,157 for the six months ended June 30, 2022 to $266,603 for the six months ended June 30, 2023, and the gross margin of eat-in services decreased by 7.3 percentage points from 54.6% for the six months ended June 30, 2022 to 47.3% for the six months ended June 30, 2023. Chanson 23rd Street adjusted its menu items, and customers were adjusting to the new products, which led to difficulty in estimating customer demand and higher spoilage and wastage of inventory and raw materials. Therefore, the gross margin of eat-in services decreased during the six months ended June 30, 2023 compared to the same period of 2022.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2023 and 2022.

	For the Six Months Ended June 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$8,811,287	100.0%	$8,543,803	100.0%	$267,484	3.1%
Total operating expenses:
Selling expenses	2,444,292	27.7%	2,195,394	25.7%	248,898	11.3%
General and administrative expenses	1,774,419	20.1%	1,887,285	22.1%	(112,866)	(6.0)%
Total operating expenses	$4,218,711	47.8%	$4,082,679	47.8%	$136,032	3.3%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Selling expenses increased by $248,898, or 11.3%, from $2,195,394 for the six months ended June 30, 2022 to $2,444,292 for the six months ended June 30, 2023, due to an increase in selling expenses of $156,204 and $92,694 from the U.S. Stores and PRC Stores, respectively. The increase in the U.S. Stores was primarily due to the increased rental expenses of approximately $0.16 million, which was caused by (i) the increased rental expenses of approximately $0.08 million generated by the newly opened Chanson 3rd Ave in March 2023; and (ii) the decreased lease concession of approximately $0.08 million received by Chanson Greenwich in the six months ended June 30, 2023. The increase in selling expenses from the PRC Stores was mainly attributable to (i) the increased salary and social security expenses by approximately $26,000, as the PRC Stores hired more employees for the new stores; and (ii) the increased service commission of approximately $41,700 paid to the third-party delivery platforms. Our selling expenses accounted for 27.7% and 25.7% of our revenue for the six months ended June 30, 2023 and 2022, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. General and administrative expenses decreased by $112,866, or 6.0%, from $1,887,285 for the six months ended June 30, 2022 to $1,774,419 for the six months ended June 30, 2023, due to a decrease in general and administrative expenses of $55,513 and $57,353 from the U.S. Stores and PRC Stores, respectively. The decrease in the U.S. Stores was primarily due to decreased salary and social security expenses by approximately $45,400, mainly resulting from optimization of management team in Chanson 23rd Street. The decrease in general and administrative expenses from the PRC Stores was mainly attributable to decreased rental expenses during the six months ended June 30, 2023 compared to the same period of last year, as the rental expenses of our new central factory, which was under construction since June 2021, were recorded in general and administrative expenses in the six months ended June 30, 2022, and since such construction was completed in June 2022, after the construction inspection in July 2022, the rental expenses of the new central factory were recorded in cost of revenue and selling expenses.

Other Income (Expense), Net

Our other income (expense), net primarily consists of interest expenses on our short-term bank loans, gain or loss from disposal of fixed assets, and government subsidies. Other income, net decreased by $209,111, or 106.0%, from other income, net of $197,268 for the six months ended June 30, 2022 to other expense, net of $11,843 for the six months ended June 30, 2023. The decrease in other income, net was mainly because Chanson 23rd Street received the Employee Retention Credit funding of $195,614, which was a refundable tax credit designed to assist businesses that started operating during the COVID-19 pandemic, in retaining employees during the six months ended June 30, 2022, and no such income was received during the six months ended June 30, 2023.

Income from Long Term Debt Investment

Income from long term debt investment was $171,616 during the six months ended June 30, 2023. On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The Company recorded investment income of $171,616 for the six months ended June 30, 2023.

Provision for Income Taxes

Our provision for income taxes was $2,880 and $3,698 for the six months ended June 30, 2023 and 2022, respectively. Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”) and its three branch offices were incorporated in the PRC. During the six months ended June 30, 2023 and 2022, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law and the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the tax rate for the portion of their taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the tax rate for the portion above RMB1 million remains at a reduced rate of 10%. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024. Xinjiang United Family and all its three branch offices will continue enjoying the favorable tax rate as long as they are qualified as small-scaled minimal profit enterprises.

The association between Xinjiang United Family and the VIEs is known as the “United Family Group” or “UFG.” UFG is comprised of 28 entities (each a “UFG Entity” and, collectively, the “UFG Entities”). The UFG Entities are individually-owned businesses, which are not subject to the EIT Law, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG Entities apply. Therefore, income tax for the UFG Entities is levied as a fixed-rate income tax at 1% of the deemed Taxable Net Income (“TNI”) as assessed by the local tax authority. According to Announcement No. 12 [2021] and Announcement No. 6 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2023. For the six months ended June 30, 2023, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the six months ended June 30, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of these UFG Entities were exempted from paying income tax. As of June 30, 2023, for the tax years ended December 31, 2018 through December 31, 2022, the UFG Entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the UFG Entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the six months ended June 30, 2023 and 2022, the tax saving as the result of the favorable tax rates and tax exemption amounted to $315,790 and $261,738, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03 and $0.03, respectively.

Net Income

As a result of the foregoing, we reported a net income of $284,760 for the six months ended June 30, 2023 as compared to net income of $220,793 for the six months ended June 30, 2022.

B. Liquidity and Capital Resources

On April 3, 2023, we closed our initial public offering (“IPO”) of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of our IPO were approximately $12.0 million. Our Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

As of June 30, 2023, we had $1,471,984 in cash and cash equivalents as compared to $2,915,470 as of December 31, 2022. As of June 30, 2023, we had $1,937,261 accounts receivable balance, approximately 38.3%, or $0.7 million, of which has been subsequently collected. The remaining balance is expected to be collected before June 30, 2024. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of June 30, 2023, we had approximately $0.4 million in a short-term bank loan.

On June 30, 2021, Xinjiang United Family entered into a 10-year lease agreement for approximately 54,638 square feet of building space, where it constructed a new central factory, to expand the production capacity. The investment budget for the new central factory is approximately RMB18.1 million (approximately $2.5 million) after VAT deduction. There are two stages for the construction. The first stage includes: 1) construction and renovation that cost approximately RMB13.1 million (approximately $1.8 million); 2) installation of production equipment of approximately RMB1.4 million (approximately $0.2 million); and 3) miscellaneous projects of approximately RMB1.1 million (approximately $0.2 million). The first stage of the construction was completed in June 2022, and passed inspection in July 2022, and the new central factory started production in early August 2022. The original second stage includes the construction of two new production lines of approximately RMB2.5 million (approximately $0.3 million), which is expected to start in the second half of fiscal year 2023 and complete by the end of 2023. Due to the opening of coffee bakery stores in PRC in fiscal year 2023, the construction plan of beverage production line with a budget of RMB0.8 million (approximately $0.1 million) was cancelled. In addition, the other moon cake production line with a budget of RMB1.7 million (approximately $0.2 million) is postponed to start between fiscal year 2024 and 2025, and complete before the end of 2025. As of June 30, 2023, our contractual obligation under the central factory construction was approximately RMB3.8 million (approximately $0.5 million). As of June 30, 2023, we had spent approximately RMB11.8 million (approximately $1.6 million), and the future minimum expenditure is estimated to be RMB5.5 million (approximately $0.8 million). We plan to use cash flow from the operations of the PRC Stores to fund the future construction. Our payment made and future payment schedule under the central factory construction project are as follows:

	Payment made in			Future payment
	Fiscal year 2021	Fiscal year 2022	First half of fiscal year 2023	Remainder of fiscal year 2023	Fiscal year 2024 and 2025	Total
Contracts signed in fiscal year 2021:
Construction and renovation cost	$683,774	$442,131	$38,967	$459,848	$47,748	$1,672,468
Other expenses related to construction	87,824	-	-	-	-	87,824
Subtotal:	771,598	442,131	38,967	459,848	47,748	1,760,292

Contracts signed in fiscal year 2022:
Construction and renovation cost	-	116,258	-	14,017	-	130,275
Other expenses related to construction	-	59,055	-	-	-	59,055
Purchase of production equipment	-	193,926	-	-	-	193,926
Subtotal:	-	369,239	-	14,017	-	383,256

Contract expected to be signed between fiscal year 2024 and 2025:
Moon cake production line construction	-	-	-	-	234,302	234,302
Subtotal:	-	-	-	-	234,302	234,302
Total	$771,598	$811,370	$38,967	$473,865	$282,050	$2,377,850

We also intend to open six additional new stores in the U.S. by fiscal year 2026, and the expected expenses related to opening these stores are approximately $3.0 million. We plan to use our cash on hand, cash flows from operations, and the net proceeds we received from the IPO to open the new stores in the U.S.

As of June 30, 2023, three coffee bakery stores were opened. We currently plan to open another four bakery stores and six coffee bakery stores, with a total budget of approximately RMB2.4 million (approximately $0.3 million) and approximately RMB3.0 million (approximately $0.4 million), respectively, during the remainder of fiscal year 2023. We plan to use our cash on hand and cash flows from operations to fund the new stores.

As of June 30, 2023, we had a negative working capital of approximately $5.4 million, including deferred revenue of approximately $7.1 million, which was reported as current liability, but will not require cash payment in the future. We expect to spend about $2.8 million when we produce and sell the products and realize the deferred revenue.

In assessing our liquidity, our management monitors and analyzes our cash on hand, the proceeds we received from IPO, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of June 30, 2023, we had cash and cash equivalents of approximately $1.5 million. The future capital expenditure on the central factory construction is expected to be approximately $0.5 million and $0.3 million in the remainder of fiscal year 2023 and between fiscal year 2024 and 2025, respectively. We believe that we would be able to make additional borrowings from banks based on past experience and our good credit history when necessary. All of the PRC stores resumed their normal business activities on December 10, 2022 and have fully recovered from the COVID-19 outbreak during the six months ended June 30, 2023. We will further implement initiatives to control costs and improve our operating efficiency in fiscal year 2023. Therefore, revenue and net income are expected to increase significantly in the second half of fiscal year 2023 as compared to the same period of last year. On April 3, 2023, we closed our IPO and the net proceeds of our IPO were approximately $12.0 million. Furthermore, our controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to our Company for at least 12 months from the issuance of our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023. We believe our cash and cash equivalents on hand, our operating cash flows, the available bank facilities, the continuous support from our shareholder, and the proceeds we received from the IPO will be sufficient to meet our working capital needs over the next 12 months.

Currently, our main operations are conducted in China and a large portion of our revenue, expenses, cash and cash equivalents are denominated in RMB. Our holding company, however, may need dividends and other distributions on equity from our PRC subsidiary and the VIEs to satisfy its liquidity requirements. Although dividends may be freely remitted in or out of China in RMB or foreign currency according to the PRC regulations, our PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets, equivalent to their reserves and their share capital, to the holding company in the form of loans, advances, or cash dividends. As of June 30, 2023, the total restricted net assets equivalent amounted to $1,325,631.

Cash Flows for the six months ended June 30, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	$610,154	$(359,946)
Net cash used in investing activities	(11,252,022)	(566,439)
Net cash provided by (used in) financing activities	9,656,029	(2,196,811)
Effect of exchange rate change on cash	(457,647)	(380,232)
Net decrease in cash and cash equivalents	(1,443,486)	(3,503,428)
Cash and cash equivalents at beginning of period	2,915,470	3,896,812
Cash and cash equivalents at end of period	$1,471,984	$393,384

Operating Activities

Net cash provided by operating activities was $610,154 for the six months ended June 30, 2023, mainly derived from net income of $284,760 for the period, and net changes in our operating assets and liabilities, which mainly included (i) an increase in deferred revenue of $522,418 due to the growing prepaid membership cards sales; (ii) an increase in accounts receivable of $772,933 due to the increase in sales; and (iii) an increase in accounts payable of $216,032 due to higher outstanding payments to suppliers during the six months ended June 30, 2023.

Net cash used in operating activities was $359,946 for the six months ended June 30, 2022, mainly derived from net income of $220,793 for the period, and net changes in our operating assets and liabilities, which mainly included (i) an increase in accounts receivable of $936,744 due to the increase in sales; (ii) an increase in prepaid expenses and other current assets of $552,985 as a result of the increased short-term security deposits paid to landlords for the Company’s PRC new stores; and (iii) an increase in deferred revenue of $1,078,976 due to the growing prepaid membership cards sales during the six months ended June 30, 2022.

Investing Activities

Net cash used in investing activities amounted to $11,252,022 for the six months ended June 30, 2023, which primarily consisted of payment made for long term debt investment of $6,000,000, payments made for loans to third parties of $3,900,000 and prepayments for the software, equipment and product development of $1,200,000.

Net cash used in investing activities amounted to $566,439 for the six months ended June 30, 2022, due to purchases of property and equipment and leasehold improvement for the new stores, and payment for construction in progress.

Financing Activities

Net cash provided by financing activities was $9,656,029 for the six months ended June 30, 2023, which primarily consisted of gross proceeds from IPO of $13,560,000, which was partially offset by costs disbursed from IPO proceeds of $1,529,631 and repayment of funds provided by a shareholder of $1,612,215.

Net cash used in financing activities was $2,196,811 for the six months ended June 30, 2022, which primarily consisted of repayments of short-term bank loans of $1,530,987 and repayment of funds provided by a shareholder of $665,824.

Contractual Obligations

As of June 30, 2023, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loan (1)	$422,048	$422,048	$-	$-	$-	$-	$-
Future lease payments (2)	16,966,472	1,234,527	2,377,158	2,108,601	1,969,693	1,973,017	7,303,476
Central factory construction (3)	521,613	473,865	47,748	-	-	-	-
Software development project (4)	850,000	500,000	350,000	-	-	-	-
Equipment procurement (5)	200,000	200,000	-	-	-	-	-
Product development project (6)	200,000	200,000	-	-	-	-	-
Total	$19,160,133	$3,030,440	$2,774,906	$2,108,601	$1,969,693	$1,973,017	$7,303,476

(1)

Repayment of a short-term bank loan: as of June 30, 2023, our contractual obligation to repay an outstanding short-term bank loan totaled $422,048 and related to the following bank loan:

On December 23, 2022, Xinjiang United Family entered into a new loan agreement with Huaxia Bank to borrow RMB3 million ($413,474) as working capital for a year, with a maturity date of December 23, 2023. The loan bears a fixed interest rate of 3.95% per annum. The loan is guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company.

(2)	We lease office spaces, bakery stores facilities, and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of June 30, 2023, our future lease payments totaled $16,966,472.

(3)	Payment for central factory construction work: as of June 30, 2023, our contractual obligation to pay for central factory construction totaled $521,613, as discussed above in more details.

(4)

Payment for software development project: as of June 30, 2023, our contractual obligation to pay for the software development project totaled $850,000 and related to the following details:

On March 28, 2023, the Company signed a three-year research and development framework agreement with Peblla Inc. (“Peblla”) with a total value of $1.0 million. Pursuant to the agreement, Peblla will develop software for the Company, including cashier system, customized mobile application, a customer loyalty program and gift card system and online ordering website, etc. As of June 30, 2023, the Company made prepayment of $150,000 as the deposit to Peblla for this software development project.

(5)

Payment for product development project: as of June 30, 2023, our contractual obligation to pay for the product development project totaled $200,000 and related to the following details:

On April 1, 2023, the Company entered into an agreement with Luo and Long General Partner (“Luo and Long”) with a total value of $750,000. Pursuant to the agreement, Luo and Long will design and provide equipment for the Company’s new central factory. The equipment is expected to be delivered before January 31, 2024. As of June 30, 2023, the Company made prepayment of $550,000 to Luo and Long, and the remaining of $200,000 is expected to be paid when the equipment are delivered.

(6)

Payment for equipment procurement: as of June 30, 2023, our contractual obligation to pay for the equipment purchase totaled $200,000 and related to the following details:

On April 7, 2023, the Company entered into an agreement with NY West Acupuncture PC (“NY West”) with a total value of $500,000. Pursuant to the agreement, the Company and NY West will initiate a research and development collaboration for Traditional Chinese Medicine (“TCM”) health food and beverage products, including development of six TCM-related health desserts and four TCM-related health beverages within one year, and provision of training to the Company’s team in core production methods and assisted in its marketing strategy. As of June 30, 2023, the Company made prepayment of $300,000 to NY West and the remaining of $200,000 is expected to be paid when NY West completes all product development and receives the acceptance of the Company in the next 12 months.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2023 to June 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The operating entities’ business is affected by changes in consumer preferences and discretionary spending.

The operating entities’ success depends, in part, upon the popularity of their bakery products and their ability to develop new bakery products that appeal to consumers. Shifts in consumer preferences away from their bakery stores or their product offerings and mix, their inability to develop new products that appeal to consumers could harm the operating entities’ business. The operating entities’ success depends in large part on their customers’ continued belief that food made with high-quality ingredients, including selected proteins raised without antibiotics, their artisan breads, cakes, pastries, and other bakery treats made without artificial preservatives, flavors, sweeteners, or colors from artificial sources are worth the prices charged at the operating entities’ bakery stores relative to the lower prices offered by some of their competitors. The operating entities’ inability to successfully educate customers about the quality of their bakery products or their customers’ rejection of the operating entities’ pricing approach could result in decreased demand for their products or require the operating entities to change their pricing, marketing, or promotional strategies, which could materially and adversely affect our consolidated financial results or the brand identity that the operating entities have created. In addition, the operating entities’ success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, the operating entities may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on the operating entities’ sales, results of operations, business, and financial condition.

The operating entities’ revenue and growth could be adversely affected if their comparable store sales are less than expected.

The operating entities’ success depends on increasing comparable store sales. To increase sales and profits, and therefore comparable store sales growth, the operating entities must focus on delivering value and generating customer excitement by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions, and effectively marketing current products and new product offerings. The operating entities may not be able to maintain or improve the levels of comparable store sales that they have experienced in the past, and the operating entities’ comparable store sales growth is a significant driver of their profitability and overall business results. In addition, competition and pricing pressures from competitors may materially adversely impact the operating entities’ operating margins. The operating entities’ comparable store sales growth could be lower than their historical average or their future target for many reasons, including general economic conditions, operational performance, price inflation or deflation, new competitive entrants near their stores, price changes in response to competitive factors, the impact of new stores entering the comparable store base, possible supply shortages or other operational disruptions, the number and dollar amount of customer transactions in their stores, and their ability to provide product or service offerings that generate new and repeat visits to their stores. Opening new stores in the operating entities’ established markets may result in inadvertent oversaturation, temporarily or permanently diverting customers and sales from their existing stores to new stores and reduce comparable store sales, thus adversely affecting their overall financial performance. These factors may cause the operating entities’ comparable store sales results to be materially lower than in recent periods, which could harm their profitability and business. Changes in their average store sales or their inability to increase their average store sales could cause their operating results to vary adversely from expectations, which could adversely affect their results of operations.

Fluctuations in various food and supply costs, including dairy, could adversely affect the operating entities’ operating results.

Supplies and prices of the various ingredient materials that are used to prepare the operating entities’ bakery products (including flour, milk, sugar, and eggs) can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics, and economics factors, and such prices may fluctuate. An increase in pricing of any ingredient that is used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs which would have an adverse effect on their operating results and profitability.

The geographic concentration of the operating entities’ stores primarily in Xinjiang and New York City subjects the operating entities to an increased risk of loss of revenue from events beyond their control or conditions affecting that region.

Currently, our PRC subsidiary and the VIEs operate 39 bakery stores exclusively located in Xinjiang. In addition, the U.S. Stores’ current operations are limited to New York City. As a result, they are particularly susceptible to adverse trends, severe weather, competition, and economic conditions in these areas. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect the operating entities’ sales and profitability. These factors include, among other things, epidemics, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions, and climate change. Such conditions may result in reduced customer traffic and spending in the operating entities’ stores, physical damage to their stores, loss of inventory, closure of one or more of their stores, inadequate workforce in their markets, temporary disruption in the supply of products, delays in the delivery of goods to their stores, increased expenses, and a reduction in the availability of products in their stores. Any of these factors may disrupt the operating entities’ business and materially adversely affect their financial condition and results of operations.

If the operating entities are unable to compete successfully, their financial condition and results of operations may be harmed.

The industry in which the operating entities conduct their business is intensely competitive. The operating entities’ bakery stores compete with well-established national, regional, and locally-owned traditional bakeries, cafés, and other companies providing bakery products. Additionally, the operating entities also compete with certain quick-service restaurants, specialty food stores, supermarkets, and convenience stores. The principal factors on which they compete are taste, quality, prices of products offered, customer service, atmosphere, location, convenience, and overall customer experience. The operating entities also compete for retail space in desirable locations. Many competitors or potential competitors have substantially greater financial and other resources, which may allow them to react more quickly to changes in pricing, marketing, and other changing tastes of consumers. In the event that the operating entities cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on their business, results of operations and financial condition.

COVID-19 Affecting Our Results of Operations

Our business has been adversely affected by the COVID-19 pandemic.

Due to the impact from a resurgence of the COVID-19 pandemic in August 2022 in Xinjiang (the “2022 Outbreak”), significant governmental measures were implemented, including lockdowns, closures, quarantines, and travel bans, the operations of the PRC Stores and the production of the PRC Stores’ central factory were affected starting from August 10, 2022, all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022 and the PRC Stores only managed to generate limited online sales and group sales during the period. The PRC Stores and the central factory stared to reopen in early December 2022 and resumed their normal business activities on December 10, 2022. As a result, our revenue generated in China was negatively affected by the 2022 Outbreak during the year ended December 31, 2022.

In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 has appeared to be under control currently. Our PRC Stores have fully recovered from the 2022 Outbreak during the six months ended June 30, 2023. However, the impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we expect the COVID-19 pandemic to continue negatively impacting our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

During the time the stores were closed, the operating entities paid all their employees base salaries in order to satisfy their basic living expenditure needs. After the reopening, the operating entities have taken various preventative and quarantine measures across their stores, including conducting regular nucleic acid tests in accordance with the government requirement, monitoring their employees’ health conditions daily, and distributing face masks to all their employees. The operating entities also limit the customer flows in their stores and customers who visit their stores are required to measure temperature and wear masks. In the U.S., Chanson 23rd Street kept its store in New York City open and provided takeout and delivery services. To fulfill its social responsibility, Chanson 23rd Street has offered special discounts on its products to all hospital workers and free pastries to all frontline workers, drivers, and delivery people as a gesture to show its appreciation for what they contributed to the society during the pandemic.

The operating entities have taken actions to preserve their liquidity during the COVID-19 pandemic. On December 23, 2022, Xinjiang United Family entered into a new loan agreement with Huaxia Bank to borrow RMB3 million (approximately $0.4 million) as working capital for a year, with a maturity date of December 23, 2023. The loan bears a fixed interest rate of 3.95%. In addition, we have increased efforts to collect our accounts receivable. As of the date of this report, approximately 38.3%, or $0.7 million, of our accounts receivable balance as of June 30, 2023 has been collected. The remaining balance is expected to be collected before June 30, 2024. As of June 30, 2023, we had a negative working capital of approximately $5.4 million, including deferred revenue of approximately $7.1 million, which was reported as current liability, but will not require cash payment in the future.

C. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2023 and December 31, 2022, there was no allowance recorded as we consider all of the accounts receivable fully collectible.

Inventories

Inventories consist of ingredient materials, finished goods, packaging materials and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended June 30, 2023 and 2022, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Revenue recognition

We follow Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

We currently generate our revenue through our bakery/café stores as well as through online sales. We recognize revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

The PRC Stores sell membership cards that do not have an expiration date and from which the PRC Stores do not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of our store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the PRC Stores recognize revenue and reduce the deferred revenue. While the PRC Stores continue to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage based upon our historical redemption patterns. Membership card breakage is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive loss. Membership card breakage was immaterial for the six months ended June 30, 2023 and 2022.

The PRC Stores maintain a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. We establish corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. We allocate the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point the PRC Stores deliver products to customers and reduce the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. We did not have contract assets as of June 30, 2023 and December 31, 2022. Our contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $7,114,127 and $6,958,160 as of June 30, 2023 and December 31, 2022, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under our customer loyalty programs. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended June 30, 2023 and 2022 that was included in the opening deferred revenue was $3,945,400 and $3,899,040, respectively. As of June 30, 2023, the aggregate amount of unredeemed membership cards and cash vouchers was $7,114,127. We will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on our historical experience, a significant portion of the redemption is expected to occur during the first two years after June 30, 2023 and the remaining between the third and fifth year.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the six months ended June 30, 2023 and 2022. We do not believe there was any uncertain tax provision at June 30, 2023 and December 31, 2022.

Our operating subsidiary in China is subject to the income tax laws of the PRC. Our operating subsidiaries in United States are subject to the tax law of the United States. As of June 30, 2023, the tax years ended December 31, 2018 through December 31, 2022 for our PRC subsidiary remain open for statutory examination by PRC tax authorities, and the tax years ended December 31, 2020 through December 31, 2022 for our United States subsidiaries remain open for statutory examination by U.S. tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses,” which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The new effective date for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities is for annual and interim periods in fiscal years beginning after December 15, 2022. Adoption of the ASUs is on a modified retrospective basis. We adopted ASU 2016-13 on January 1, 2023, and the adoption of this ASU did not have a material impact on our unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on our unaudited condensed consolidated financial position, statements of operations, and cash flows.